UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[  ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended April 30, 2005               Commission File Number:   _________

ARIZONA STAR RESOURCE CORP.

Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1000
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

220 Bay Street, Suite 1405

Toronto, ON, Canada M5J 2W4
(416) 359-7800
(Address and telephone number of Registrant's principal executive offices)

Al Korelin

A.B. Korelin & Associates

108 S.E. 124th Ave
Vancouver, WA 98684
(360) 891-7114
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[   ] Annual information form                       [   ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer's common shares as of April 30, 2005 was 41,600,937.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [   ]                        NO [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [   ]                        NO [  X ]

Principal Documents

The following documents have been filed as part of this Registration Statement on Form 40-F.

A.

Annual Information Form for the Financial Period ended April 30, 2005;

B.

Audited Annual Financial Statements for the twelve-month period ended April 30, 2005;

C.

Management Discussion and Analysis of the twelve-month period ended April 30, 2005;

D.

Information Circular dated as of November 28, 2005;

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its Registration Statement pursuant to Section 13 of the Exchange Act on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Registration Statement on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. In particular, all mineral resource and reserve estimates included in this report and the documents incorporated herein by reference are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 as they may be amended from time to time by the CIM. CIM standards differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the “Commission”) in Industry Guide 7. As such, information contained or incorporated in this report regarding mineralization and resources may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. “Mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Company included in this report may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 14 to the Company’s audited consolidated financial statements included as an exhibit to this Registration Statement.

FORWARD LOOKING STATEMENTS

This Registration Statement contains forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned exploration and development activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Initial Annual Information Form of the Company included in this Registration Statement.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date of the statements.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and CEO and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President and CEO and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Corporate Governance Guidelines

The Company has adopted Corporate Governance Guidelines and established a Corporate Governance Committee of unrelated directors. The Committee currently consists of James S. Anthony and Rudi P. Fronk.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee consists of three unrelated directors, all of whom are financially literate and very knowledgeable about the Company’s affairs.  The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting. A copy of the Audit Committee Charter is included in the Company’s Initial Annual Information Form dated October 13, 2005 which has been filed as an exhibit to this Registration Statement. The Company’s audit committee currently consists of James S. Anthony, T. James Smolik, and Rudi P. Fronk.

The chair of the Audit Committee, Rudi P. Fronk, is the "audit committee’s financial expert".  Mr. Fronk is currently President and CEO of Seabridge Gold Inc. Mr. Fronk has over 20 years’ experience in the gold business primarily as a senior officer and director of publicly traded companies. Prior to Seabridge, Mr. Fronk held senior management positions with Greenstone Resources, Columbia Resources, Behre Dolbear & Company, Riverside Associates, Philbro-Solomon, Amax and DRX. Mr. Fronk is a graduate of Columbia University from which he holds a Bachelor of Science in Mining Engineering and a Master of Science in Mineral Economics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees, including reimbursements for expenses, for professional services rendered by Pricewaterhouse Coopers LLP paid in the years ended April 30, 2005 and 2004 are detailed in the following table:

	Year ended April 30, 2005	Year Ended April 30, 2004

Audit Fees	$23,525	$23,620
Audit Related Fees	Nil	Nil
Tax Fees	$10,000	$11,100
All Other Fees	Nil	Nil

TOTAL	$33,525	$34,720

Audit Fees were for professional services provided by Pricewaterhouse Coopers LLP for the audit of the Company’s annual financial statements.

Tax Fees were for tax compliance, tax advice and tax planning professional services. These services include tax compliance, review of tax returns, and tax planning and advisory services relating to domestic and international taxation.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no Off-Balance Sheet Arrangements.

On October 26, 2005 the Company reached a preliminary agreement with Bema Gold and Placer Dome where Placer Dome will sell its in interest in Compania Minera Casale to the Company and Bema Gold for contingent payments. The agreement, if completed, will result in off-balance sheet arrangements.

Under the agreement, Arizona Star and Bema Gold will jointly pay to Placer Dome US$10 million upon a decision to construct a mine at Cerro Casale and either:

a)

a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or

b)

a cash payment of US$70 million payable when a construction decision is made;

at the election of the Company and Bema Gold.

The closing of the transaction is subject to certain conditions including settlement of definitive agreements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of October 31, 2005, the Company’s known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations (1)	$ 22,000	$ 22,000	-	-	-
Management Contracts (2)	$ 150,000	$ 150,000
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under Canadian GAAP (3)	$4,379,251	-	-	-	$4,379,251

(1)

Operating Lease Obligations include the Company’s Office Lease at $2,000 per month.

(2)   The management contract is with Coniston Investment for the services of President Paul A. Parisotto at an annual fee of $150,000. It runs for one year from January, can be terminated by either party, and is renewable annually on the anniversary. The contract also calls for a lump sum payment of 1 year’s fees on the effective date of a change of control of the Company.

(3)

These liabilities include an Asset Retirement Obligation and Future Income Tax Liabilities.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company is filing concurrently with this Registration Statement a written consent to service of process and power of attorney on Form F-X.  Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated the 19th day of January, 2006.

Arizona Star Resource Corp.

(Registrant)

Signed:   Paul A. Parisotto

Paul A. Parisotto

President and CEO

INDEX OF EXHIBITS

99.1

Initial Annual Information Form dated October 13, 2005.

99.2

Audited Annual Financial Statements for the Years ended April 30, 2005 and 2004.

99.3

Management Discussion and Analysis for the Year ended April 30, 2005.

99.4

Annual Report to Shareholders for the Year ended April 30, 2005.

99.5

Certification of Annual Financial Statements by the Company’s Chief Executive Officer.

99.6

Certification of the Annual Financial Statements by the Company’s Chief Financial Officer.

99.7

Interim Financial Statements (unaudited) for the 3 months ended July 31, 2005.

99.8

Certification of the Interim Financial Statements for the period ended July 31, 2005 by the Company’s Chief Executive Officer.

99.9

Certification of the Interim Financial Statements for the period ended July 31, 2005 by the Company’s Chief Financial Officer.

99.10

Management Discussion and Analysis for the period ended July 31, 2005.

99.11

Interim Financial Statements for the 3 and 6 months periods ended October 31, 2005.

99.12

Certification of the Interim Financial Statements for the period ended October 31, 2005 by the Company’s Chief Executive Officer.

99.13

Certification of the Interim Financial Statements for the period ended October 31, 2005 by the Company’s Chief Financial Officer.

99.14

Management Discussion and Analysis for the period ended October 31, 2005.

99.15

Notice of Annual General Meeting of Shareholders dated September 17, 2004.

99.16

Notice of the Annual General and Extraordinary Meeting of Shareholders dated November 30, 2005.

99.17

Management Information Circular of the Company for the Annual General Meeting of Shareholders dated September 15, 2004.

99.18

Notice of the Reconvened Annual General Meeting of Shareholders dated November 19, 2004.

99.19

Certificate of Distribution to Shareholders dated September 17, 2004.

99.20

Form of Management Proxy for the Annual General Meeting of Shareholders held on November 19, 2004.

99.21

Management Information Circular of the Company for the Reconvened Annual General Meeting of Shareholders dated November 19, 2004.

99.22

Form of Management Proxy for the Reconvened Annual General Meeting of Shareholders.

99.23

Certificate of Distribution to Shareholders dated November 22, 2004.

99.24

Dissident Information Circular for the Reconvened Annual General Meeting of Shareholders dated November 26, 2004.

99.25

Form of Dissident Proxy for the Reconvened Annual General Meeting of Shareholders.

99.26

Notice of Annual and Extraordinary Meeting of Shareholders to be held on January 24, 2006.

99.27

Management Information Circular of the Annual and Extraordinary Meeting to be held on January 24, 2006.

99.28

Form of Proxy for the Annual and Extraordinary Meeting to be held on January 24, 2006.

99.29

Technical Report on the Cerro Casale Project, Chile, dated June, 2005.

99.30

Appendix A to the Technical Report on the Cerro Casale Project, Chile.

99.31

News Release dated May 5, 2004.

99.32

Material Change Report and News Release dated July 7, 2004.

99.33

Material Change Report and News Release dated August 12, 2004.

99.34

News Release dated September 9, 2004.

99.35

News Release dated September 28, 2004.

99.36

News Release dated November 3, 2004.

99.37

News Release dated November 22, 2004.

99.38

News Release dated December 3, 2004.

99.39

News Release dated December 10, 2004.

99.40

News Release dated December 16, 2004.

99.41

News Release dated December 21, 2004.

99.42

News Release dated December 22, 2004.

99.43

News Release dated January 14, 2005.

99.44

News Release dated January 21, 2005.

99.45

News Release dated January 24, 2005.

99.46

Material Change Report and News Release dated January 26, 2005.

99.47

News Release dated February 11, 2005.

99.48

News Release dated May 4, 2005.

99.49

News Release dated May 6, 2005.

99.50

News Release dated May 11, 2005.

99.51

News Release dated June 16, 2005.

99.52

News Release dated July 5, 2005.

99.53

News Release dated August 29, 2005.

99.54

News Release dated September 27, 2005.

99.55

News Release dated October 4, 2005.

99.56

News Release dated October 26, 2005.

99.57

News Release dated November 10, 2005.

99.58

News Release dated December 28, 2005.

99.59

Consent of Independent Auditor PricewaterhouseCoopers dated January 19, 2006.

99.60

Consent of AMEC Americas Limited dated November 2, 2005.

99.61

Consent of Larry B. Smith dated November 2, 2005.

99.62

Consent of Stephen J. Juras dated October 27, 2005.

99.63

Consent of Jay C. Melnyk dated October 30, 2005.

99.64

Consent of Pierre Lacombe dated October 27, 2005.

99.65

Consent of Ted Eggleston dated October 27, 2005.